Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Altimmune, Inc.

Gaithersburg, Maryland

We hereby consent to the incorporation by reference in the following Registration Statements on Form S-3 (File numbers 333-217034, 333-146463, 333-155692, 333-161587, and 333-176607) and Form S-8 (File numbers 333-217846, 333-156371, and 333-214765) of Altimmune, Inc. of our report dated March 29, 2017 except for the effects of the retroactive adjustment to the Company’s 2016 equity structure and the related amounts, shares and share-related information resulting from the application of a share exchange ratio discussed in Note 3, as to which the date is March 30, 2018, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

McLean, Virginia

March 30, 2018